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Filed by JDS Uniphase Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Commission File No.:  333-45300
Subject Company:  JDS Uniphase Corporation and SDL, Inc.

[Slide 1] This slide contains the logo of JDS Uniphase Corporation.

[Slide 2] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following text: "You are urged to read the proxy statement/prospectus in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus will contain important information. You can get copies of the proxy statement/prospectus, and any other relevant documents, for free at the SEC's web site, and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California 95134, Attention: Investor Relations (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL, INC. SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134, ATTENTION: INVESTOR RELATIONS (408) 943-4343."

[Slide 3] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Bandwidth Promise -- A Case Study," and the following subtitle: "Medical." This slide also contains the following: a photographic image of a female doctor positioned on the left side of the slide; a map of the state of Alaska with a line connecting Nome and Anchorage in the center of the slide; a photographic image of a male doctor and the back of a woman's head positioned on the right side of the slide.

[Slide 4] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Bandwidth Promise -- A Case Study." This slide also contains the following: a photographic image of six children positioned on the left side of the slide; a map of the United States with a line connecting Chicago and Dallas with the following text at the Chicago connection point: "Dad's out-of-town," and the following text at the Dallas connection point: "Daycare;" and a photographic image of a man holding a laptop computer positioned on the right side of the slide.

[Slide 5] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "The Carriers' Dilemma," and the following subtitle: "Network Costs Outpacing Growth." This slide also contains a graph listing the years 1996 through 2000, from left to right, along the x-axis. Along the y-axis on the left side are dollar amounts in the millions and on the right side are percentage amounts which correspond to the dollar amounts on the left side. There are bullet points, labeled "Network Cost as a % of Revenue," and vertical bars, labeled "Revenue/Minute," for each of the years 1996 through 2000. The bullet points are connected by a line that curves upwards from left to right. The vertical bars are decreasing in height from left to right. This slide has the following text on the lower left-hand corner: "Source: MSDW."


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[Slide 6] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains an image of a one channel optical system, using lines and rectangles, with a label of "80 km" above the image and a label of "2.5 Gbps" below the image. In the middle of the image is a square labeled "OEO" which stands for "optical electrical optical," a regenerator. At the end of the image is circle containing a black-and-white video of two children running with a kite. The video has a low-level of resolution. On the lower left-hand side is an inset graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the inset graph is the label, "$/Gbps/km." On the upper left-hand side of the graph is a small circular image.

[Slide 7] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains an image of a 16 channel optical system, using lines, parallelograms, and triangles, with a label of "400 km" above the image and a label of "2.5 Gbps" below the image. At the end of the image is a circle containing the same video of two children running with a kite as the previous slide, but now with the addition of low-grade color and better resolution. On the lower left-hand side is an inset graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the inset graph is the label, "$/Gbps/km." On the upper left-hand side of the graph is a small circular image and slightly below and to the right is another circular image, slightly larger than the first.

[Slide 8] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains an image of a 40 channel optical system, using lines, parallelograms, and triangles, with a label of "400 km" above the image and a label of "10 Gbps" below the image. At the end of the image is a circle containing the same video of two children running with a kite as the previous slide, but with better resolution. On the lower left-hand side is an inset graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the inset graph is the label, "$/Gbps/km." On the upper left-hand side of the graph is a small circular image; slightly below and to the right is another circular image, slightly larger than the first; slightly below and to the right is a third circular image, slightly larger than the second.

[Slide 9] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains an image of a 160 channel optical system, using lines, parallelograms, and triangles, with a label of "400 km" above the image and a label of "10 Gbps" below the image. At the end of the image is a circle containing the same video of two children running with a kite as the previous slide, but with better resolution. On the lower left-hand side is an inset graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the inset graph is the label, "$/Gbps/km." On the upper left-hand side of the graph is a small circular image; slightly below and to the right is another circular image, slightly larger than the first; slightly below and to the right is a third circular image, slightly larger than the second; slightly below and to the right is a fourth circular image, slightly larger than the third.


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[Slide 10] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains an image of a 40 channel optical system, using lines, parallelograms, and triangles, with a label of ">2000 km" above the image and a label of "10 Gbps" below the image. At the end of the image is a circle containing the same video of two children running with a kite as the previous slide, but with better resolution. On the lower left-hand side is an inset graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the inset graph is the label, "$/Gbps/km." On the upper left-hand side of the graph is a small circular image; slightly below and to the right is another circular image, slightly larger than the first; slightly below and to the right is a third circular image, slightly larger than the second; slightly below and to the right is a fourth circular image, slightly larger than the third; slightly below and to the right is a fifth circular image, slightly larger than the fourth.

[Slide 11] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "New Economics for the New Economy." This slide also contains a graph with an x-axis labeled "Capacity," and a y-axis labeled "Cost." On the upper right-hand corner of the graph is the label, "$/Gbps/km." On the upper left-hand corner of the graph is a small circular image; slightly below and to the right is another circular image, slightly larger than the first; slightly below and to the right is a third circular image, slightly larger than the second; slightly below and to the right is a fourth circular image, slightly larger than the third; slightly below and to the right is a fifth circular image, slightly larger than the fourth, that contains a video of a child running with a kite.

[Slide 12] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following text: "Partnering with Our Customers to Deliver on the Promise of the New Economy."

[Slide 13] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Partnering with Our Customers to Chart the Future." The following text is centered on the slide: "Foundation -- Broad Component Portfolio." The slide contains images labeled "Laser," "Attenuators," "Wavelocker," "Thin Film Couplers," "Fiber Bragg Gratings," "Waveguide Splitters," "Isolators" and Modulator."

[Slide 14] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Partnering with Our Customers to Chart the Future." In the center of the slide is the following text: "Component portfolio fundamental to module strategy." The slide also contains images of an amplifier in the top left-hand corner, a Raman pump in the top right-hand corner, a switch in the bottom right-hand corner and a transceiver in the bottom left-hand corner.

[Slide 15] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Modules for Optical Networks." This slide also contains an illustration of an optical system using squares, triangles, rectangles and parallelograms. Underneath the illustration, there are four circles representing the


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module areas that have the following labels: "Transmission," "DWDM,"
"Amplification," and "Switching."

[Slide 16] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Transmission." This slide also contains depictions of the transmission components with the following labels:
"Laser," "Modulator," "Wavelocker," "TX Transmitters," and "RX Receivers." Between the depictions of the transmission components is a red line that begins as a solid line and becomes dotted after the depiction of the modulator. After the depiction of the receiver, the line is solid and white, depicting the transformation of an optical signal into an electrical signal.

[Slide 17] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "40 Gb/s Products." This slide also contains the images of products with the following labels: "40 Gb/s Pulse Generator," "40 Gb/s Photodiode," and "Polarization Controller."

[Slide 18] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Higher Speed -- Lower Costs." This slide also depicts a graph containing three vertical bars, composed of multi-colored lines of equal height, each illustrating the modulation of light in a 16 channel optical system at three different speeds that are labeled "2.5 Gb/s," "10 Gb/s," and "40 Gb/s," from left to right, under the three vertical bars.

[Slide 19] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Higher Speed -- Lower Costs." This slide also depicts a graph containing three vertical bars, composed of multi-colored lines of decreasing height from left to right. Each bar illustrates the modulation of light in a 16 channel optical system at three different speeds that are labeled "2.5 Gb/s," "10 Gb/s," and "40 Gb/s," from left to right. There is a curved line with an arrow on the end, starting at the top of the left bar and curving down to the right bar.

[Slide 20] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Wavelength Division Multiplexers." This slide also contains a graphic depiction of four wavelengths of light on four separate fibers entering a Wavelength Division Multiplexer, depicted as a parallelogram, and exiting on a single fiber. Around the graphic depiction are images of technologies used to build a Wavelength Division Multiplexer, with the following labels: "Thin Film Couplers," "Fiber Brogg Gratings," and "Waveguide Splitters." There is also an image of a component of a Wavelength Division Multiplexer with the label "Attenuators." There is also a depiction of a Wavelength Division Multiplexer with the label "WDM Multiplexers."

[Slide 21] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Advanced DWDM Technologies -- AWG." This slide provides an animated illustration of an advanced Wavelength Division Multiplexer. The animated illustration starts with the input of light into the advanced


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Wavelength Division Multiplexer, located on a semiconductor substrate; the path of the light through a Slab Waveguide, an Arrayed Waveguide and another Slab Waveguide; and the separation of the light into different wavelengths as the light leaves the Wavelength Division Multiplexer. The illustration has the following labels: "Input," "Slab Waveguide," "Arrayed Waveguides," "Slab Waveguide," and "Output." At the bottom of the slide is a realistic image of an Arrayed Waveguide.

[Slide 22] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Advanced DWDM Technologies -- Interleavers." This slide also contains an animated illustration of the input of even and odd light frequencies on two separate fibers into an optical fiber interleaver. The separate frequencies exit the optical fiber interleaver as tightly-packed light on a single piece of fiber. In the middle of the illustration is a rectangle labeled "OFI," or optical fiber interleaver. To the left of the rectangle are two separate rows of bars, the top row labeled "Input Even Frequencies" and the bottom row labeled "Input Odd Frequencies." There are arrows next to both rows of bars pointing to the rectangle. On the right side of the rectangle is single row of bars labeled "Output Frequencies." At the bottom of the slide is a realistic image of an optical fiber interleaver.

[Slide 23] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "More Channels -- Lower Costs." This slide depicts a graph containing three vertical bars, composed of multi-colored lines of decreasing height from left to right. The graph is entitled "$/wavelength." The vertical bars are labeled "16," "40," and "160," from left to right, and depict the reduction in cost as the number of channels on a single fiber increases from 16 to 160. There is a curved line with an arrow on the end, starting at the top of the left bar and curving down to the right bar.

[Slide 24] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Optical Amplifiers." The slide contains an animated illustration of the amplification of light. On the far left of the illustration is a line labeled "Signal Inupt." To the right of this line is a triangle symbolizing an amplifier. The line continues through the triangle. Inside the triangle is the label "Erbium Fibers" above the line. Also inside the triangle and resting on the line are two sets of interlocking circles. Under the two sets of circles are the labels "980 nm" and "1480 nm." To the right of the triangle the line continues much brighter and is labeled "Signal Output." Around the illustration are depictions of four devices found within an optical amplifier, labeled from left to right: "Isolators," "Couplers," "Attenuators," and "Pump Lasers."

[Slide 25] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Advanced Amplifier Products." This slide also contains an image labeled "Semiconductor Optical Amplifier," an image of a Raman pump labeled "Raman Amplification" and an image with triangles and rectangles depicting the use of the Raman Pump in amplification.


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[Slide 26] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Greater Amplification -- Lower Costs." This slide also contains a graph depicting amplification with "Erbium Fibers" at the following channels: "16," "40," "160."

[Slide 27] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Greater Amplification -- Lower Costs." This slide also contains a graph entitled "$/wavelength" with an arrow sloping downward and to the right depicting decreasing cost per wavelength for amplification at the channels "16," "40" and "160."

[Slide 28] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Optical Crossconnects." This slide also contains a centered image depicting a switch with four different ports, three images labeled "Switches" and five images of devices labeled "Color Band Separators."

[Slide 29] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Switching: MEMS." This slide also contains an inset entitled "MEMS OXC" with images depicting "Imaging
Lenses," "I/O Fibers," a "Reflector," and "MEMS2 - axis Tilt Mirrors." This slide also contains an image depicting the use of "Flip-up Micro-mirrors" in a MEMS switch.

[Slide 30] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Advanced Switching -- Lower Costs." This slide contains the following text: "Deployment," "Reconfiguration," and "Restoration." This slide also contains a geometric image of eight points connected by lines.

[Slide 31] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Modules for Optical Networks." This slide also contains an illustration of an optical system using squares, triangles, rectangles and parallelograms. Underneath the illustration, there are four circles representing the module areas that have the following labels:
"Transmission," "DWDM," "Amplification," and "Switching."

[Slide 32] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Delivering on the Promise." This slide also contains the following text: "Plant expansion," "Improvement to existing manufacturing processes," "Automation," and "Outsourcing," with a photographic image of the exterior of JDS Uniphase Corporation's campus in Ontario, Canada.

[Slide 33] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Delivering on the Promise." This slide also contains the following text: "Expand Manufacturing Capacity 4x," "Over 23,000 employees" and "Manufacturing locations." The following cities are listed below the text: "Ottawa, Ontario; San Jose, CA; Bloomfield, CT; Chalfont, PA; Eatontown, NJ; Manteca, CA; Melbourne, FL; Santa Rosa, CA; Hillend, Scotland; West Trenton, NJ; Research Triangle Park, NC; Mountain Lakes, NJ; Arnhem, The Netherlands; Eindhoven,


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The Netherlands; Sydney, Australia; Waghausel-Kirrlach, Germany; Witney,
England; Zurich, Switzerland; Plymouth, England; Torquay, England; Fuzhou, China; Shenzen, China; and Taipei, Taiwan."

[Slide 34] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Manufacturing Growth." This slide contains the following text: "4Q00 -- 3.6 million square feet." This slide also contains three photographic images of employees in JDS Uniphase Corporation's manufacturing environments.

[Slide 35] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Manufacturing Growth." This slide contains the following subtitle: "1st Quarter FY01 Capacity Increases." This slide also contains the following text: "Wideband filter components -- 33%," "Lithium niobate modulators -- 40%," "Isolators -- 100%," and "10 Gb/s receivers -- 300%." This slide also contains three photographic images of employees in JDS Uniphase Corporation's manufacturing environments.

[Slide 36] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Over 40 Automation Projects." This slide contains the following text: "Process development," "Fiber processing," "Component handling," "Optical assembly," "Measurement and test," "Inspection," and "Wafer handling." This slide also contains three photographic images of automation manufacturing equipment.

[Slide 37] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Productivity Improvements Through Automation." This slide also contains the following text: "Wafer Dicing -- Lasers -- 50% Increase," "Work Cell Manufacturing -- WDMs -- 60% Increase," "Splice Stations -- Optical Amps -- 134% Increase," and "Automated Testing -- WDMs and Amps -- 1600% Increase." This slide also contains three photographic images of automation manufacturing equipment.

[Slide 38] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following centered title: "Financial Performance."

[Slide 39] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and is titled "Quarterly Sales (Pro forma including E-TEK)." This slide contains a bar graph with five vertical bars labeled "Q1, Q2, Q3," and "Q4 FY00" and "Q1 FY01," respectively, along the x-axis. Along the y-axis are dollar amounts depicted in "$Billions."

[Slide 40] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Increase in Annual Sales Rate." This slide contains a bar graph with four vertical bars labeled "Q2, Q3, Q4 FY00," and "Q1FY01" along the x-axis, respectively. Along the y-axis the graph contains dollar amounts depicted in "$Millions."


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[Slide 41] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Margins." This slide contains a bar graph with five vertical bars labeled "Q1, Q2, Q3," and "Q4 FY00" and "Q1 FY01," respectively, along the x-axis depicting "Gross Margin." Along the y-axis, there are percentages on the left and right sides of the graph. The graph also contains a line connecting diamonds depicting "Operating Margin."

[Slide 42] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "Fiscal 2001 Guidance History." This slide depicts a bar graph with four vertical bars labeled "April, May, June, July," and "October" along the x-axis. Under the labels of the x-axis the following text appears: "Date of Guidance." Along the y-axis are percentage amounts labeled "Year/Year Growth."

[Slide 43] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following title: "SDL ACQUISITION." THIS SLIDE CONTAINS INFORMATION REGARDING JDS UNIPHASE CORPORATION'S DEAL WITH SDL AND THE FOLLOWING TEXT: "3.8: 1 EXCHANGE RATIO"; "TAX-FREE EXCHANGE, PURCHASE ACCOUNTING, NO COLLARS"; "PROCEEDING WITH DOJ SECOND REQUEST"; "NO REVIEW ON S-4"; AND "ANTICIPATE CLOSE IN DECEMBER."

[Slide 44] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner. This slide contains images of components and modules including isolators, couplers, attenuators, a Raman pump and transceiver.

[Slide 45] This slide contains the logo of JDS Uniphase Corporation in the lower right-hand corner and the following centered title: "New Economics for the New Economy." This slide also contains two photographic images of children and a man holding a notebook computer.

[Slide 46] This slide contains the logo of JDS Uniphase Corporation.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 WHICH INCLUDES A JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE MERGER, AND JDS UNIPHASE AND SDL EXPECT TO MAIL A JOINT PROXY STATEMENT-PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. JDS UNIPHASE AND SDL SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, SDL, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE


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MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.
FREE COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS
MAY ALSO BE OBTAINED BY REQUEST FROM JDS UNIPHASE AND SDL BY MAIL. REQUESTS FOR DOCUMENTS RELATING TO JDS UNIPHASE SHOULD BE DIRECTED TO JDS UNIPHASE CORPORATION, 210 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION:
INVESTOR RELATIONS (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
ATTENTION: INVESTOR RELATIONS (408) 943-4343. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS, JDS UNIPHASE AND SDL FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND SDL AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND SDL FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.